Exhibit 99.3

JOE C. NEAL & ASSOCIATES
PETROLEUM ENGINEERING CONSULTANTS
214 W. Texas Ave. Suite 600
Midland, Texas 79701

432-683-4371	FAX:432-683-9279
E-Mail: info@joecneal.com

March 26, 2014

FieldPoint Petroleum Corporation
1703 Edelweiss Dr.
Cedar Park, TX 78613

Re: Evaluation of Oil and Gas Reserves of FieldPoint Petroleum Corporation effective January 1, 2014.

Mr. Phillip H. Roberson,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil owned by FieldPoint Petroleum Corporation as of January 1, 2014.  The properties to which proved reserves are attributable are located in Texas.  The estimated reserves are based on a study of properties owned by FieldPoint Petroleum Corporation.  During this study, we consulted employees of FieldPoint Petroleum Corporation and were given access to production records. In preparation of this report, we have relied, without independent verification, upon information furnished by FieldPoint Petroleum Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production which were accepted as represented.  The results of our third party study, completed on March 11, 2014, but effective January 1, 2014 are presented herein.

The summary below is for the North Block 12 Unit wells. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which FieldPoint Petroleum Corporation owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of FieldPoint Petroleum Corporation as of January 1, 2014 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	47	0	1,965	1,079
Proved Developed
Non-Producing	51	0	2,165	1,120
Total Proved	98	0	4,130	2,199

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report.  Reserves for the producing properties were determined by extrapolation of the production decline trends and Analogy with offset wells.

 Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a study of the properties in which FieldPoint Petroleum Corporation owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  In preparing our forecast of future production and income, we have relied upon data furnished by FieldPoint Petroleum Corporation with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes. Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by FieldPoint Petroleum Corporation.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions.  We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study.  It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by FieldPoint Petroleum Corporation.  This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties.  Information regarding prices and the particular pricing categories under current governmental regulations was supplied by FieldPoint Petroleum Corporation.

Net oil reserves are estimated quantities of crude oil attributed to the revenue interests of FieldPoint Petroleum Corporation.  Net income to the interests of FieldPoint Petroleum Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable.  The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist.  Minor variations in composite columns totals result from computer rounding.  Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue.  Future net revenues are calculated by deducting estimated operating expenses, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization.  The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of January 1, 2014 is as follows:

Year	Proved Developed Producing and Proved Developed Non-Producing Future Net Revenue $	Discounted at 10% $
2014	274,042	256,914
2015	368,926	320,078
2016	343,469	270,904
Remaining	3,143,827	1,351,249
Total	4,130,264	2,199,145

Estimated reserves and future net income amounts presented in this report, as of January 1, 2014, are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations) which were furnished by FieldPoint Petroleum Corporation.  The oil price was held constant for the economic life of the properties as specified by the SEC.  Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons.

Operating expenses were supplied by FieldPoint Petroleum Corporation and were held constant for the life of the properties.  Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for thirty eight (38) years.  Joe C. Neal & Associates does not have any financial interest, including stock ownership in FieldPoint Petroleum Corporation.  Our fees were not contingent on the results of our evaluation.  Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report.  The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to FieldPoint Petroleum Corporation for their use in SEC filings.  It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law.  Data utilized in this report will be maintained in our files and is available for your use.  It has been our privilege to serve you by preparing this evaluation.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Yours Very Truly,

Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number: 23238
Registered Professional Engineering Firm
Registration Number: F-001308

FIELDPOINT PETROLEUM CORPORATION	Date:	3/11/2014
ONELINE SUMMARY	Time:	10:37:23 AM
	Page:	1

Reserve & Economic Summary

		As of								BFIT	Disc
		Date	Gross	Gross	Net	Net	Revenue	Oper.	Total	Net	Net
Table	Lease Name	M/Y	Oil	Gas	Oil	Gas	to Int.	Expense	Invest.	Income	Income

5	NORTH BLOCK 12 UNIT #07	01/2014	56.198	0.000	47.015	0.000	3919.192	1954.096	0.000	1965.096	1078.950
3	PROVED DEVELOPED PRODUCING		56.198	0.000	47.015	0.000	3919.192	1954.096	0.000	1965.096	1078.950

6	PDNP NORTH BLOCK 12 UNIT #10	01/2014	61.558	0.000	51.499	0.000	4293.008	2054.812	73.028	2165.168	1120.195
4	PROVED DEVELOPED NON-PRODUCING		61.558	0.000	51.499	0.000	4293.008	2054.812	73.028	2165.168	1120.195

1	GRAND TOTAL ALL RESERVES		117.756	0.000	98.514	0.000	8212.200	4008.908	73.028	4130.264	2199.145